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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           TRICO MARINE SERVICES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    896106101
                                 (CUSIP Number)


                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 4, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D

CUSIP No. 896106101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis M. Bacon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                        OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.

                           7.      SOLE VOTING POWER

                                      None

                           8.      SHARED VOTING POWER
NUMBER OF
  SHARES                              1,000,000
BENEFICIALLY
 OWNED BY
   EACH                    9.       SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                              None
   WITH

                           10.     SHARED DISPOSITIVE POWER

                                     1,000,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.1%

14.      TYPE OF REPORTING PERSON*

         IN, IA

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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Trico Marine Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 250 North American Court, Houma, Louisiana 70363.

Item 2. Identity and Background

                  The Statement is being filed by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (1) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc., a Connecticut corporation ("MCM"), and (2) Chairman, Chief Executive Officer and director of and majority interest holder in Moore Capital Advisors, LLC ("MCA"). Mr. Bacon is sometimes referred to herein as the "Reporting Person".

                  MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a non-U.S. investment company incorporated in the British Virgin Islands, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. The

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principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the Common Stock held for the account of MGI and for the account of RIS. The principal offices of MCM and MCA are located at 1251 Avenue of the Americas, New York, New York 10020, which is also the business address of Mr. Bacon.

                 During the last five years, the Reporting Person has not been:
(a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Item

 3. Sources and Amounts of Funds or Other Consideration

                 MGI and RIS expended an aggregate of approximately $28,000,000 of working capital to purchase the 1,000,000 shares of Common Stock held by them. MGI and RIS may effect purchases of securities through margin accounts maintained for them with brokers who extend margin credit to MGI and RIS as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firms' credit policies. The shares of Common

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Stock that may be held in these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction

                  The acquisition of the Common Stock for the account of MGI and RIS was for investment purposes. Each of Mr. Bacon, MCM or MCA may direct further purchases of Common Stock from time to time or the disposition of any or all of the shares of Common Stock held, respectively, by MGI or RIS.

                  The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Company and, to the extent advisable in light of market conditions, trading policies or other considerations, formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

                  (a)-(b) On the date of this Statement, Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 1,000,000 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 5.1% of the issued and outstanding shares of Common Stock. Also by virtue of his control of MCM and MCA, Mr.

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Bacon is deemed to share voting power and dispositive power over the shares of
Common Stock held by MGI and RIS.

                  The percentages used herein are calculated based upon the 19,683,566 Common Shares stated to be issued and outstanding as of December 3, 1997, as reflected in the Company's Prospectus dated December 3, 1997 included as part of the Company's Registration Statement on Form S-3 (File No. 333-39597).

                  (c) On December 4, 1997, MGI and RIS purchased from the Company in a registered offering 820,000 and 180,000 shares of Common Stock, respectively, at a price per share of $28. Such purchases were the only transactions effected by the Reporting Person with respect to Common Stock within the past 60 days.

                  (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held for the account of MGI and RIS, respectively.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  From time to time, each of MGI and RIS, may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent

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permitted by applicable law, each of MGI and RIS may borrow shares of Common
Stock for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A: Power of Attorney dated November 28, 1997 granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 1997

                                        Louis M. Bacon


                                        By: /s/ Stephen R. Nelson
                                           Name: Stephen R. Nelson
                                           Title: Attorney-in-Fact





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